DISCHARGE AGREEMENT

THIS DISCHARGE AGREEMENT (the "Agreement") is entered into as of this ___ day of December, 2017, by and between Anatoly Hurgin ("Hurgin"), Alexander Aurovsky ("Aurovsky"), Avi Levin ("Levin"), Benjamin Gordon ("B. Gordon") and Mitchell Gordon ("M. Gordon") (collectively, the "Individual D&O's"), Ability, Inc. ("Ability") and XL Insurance Company SE ("Insurer"). (The Individual D&O's, Ability and Insurer are collectively referred to herein as the "Parties").

RECITALS:

A. **WHEREAS,** May 25, 2016, a class action was filed in the United States District Court, Southern District of New York by First Fire Global Opportunities Fund LLC, which was later consolidated with an additional similar class action against Ability, Hurgin and Levin (this class action and all amendments thereto are referred to herein as the "U.S. Securities Claim");

B. **WHEREAS,** the U.S. Securities Claim was amended and B. Gordon and BDO Ziv Haft were joined as additional defendants/respondents;

C. **WHEREAS,** the U.S. Securities and Exchange Commission ("SEC") issued subpoenas to Ability, Hurgin, Aurovsky, B. Gordon and M. Gordon in connection with the SEC's investigation of Ability (the "SEC Subpoenas");

D. **WHEREAS,** the SEC requested attendance at SEC offices and/or receipt of information and/or documents from several directors and officers or former directors and officers of Ability including Mr. Meir Moshe, Mr. Amnon Dick, Mr. Amos Malka and Mr. Shalom Singer (the "SEC Enquiry");

E. **WHEREAS,** certain other individuals have requested legal consultation regarding their potential liability as a result of having held positions in Ability (the "Consultations");

F. **WHEREAS,** other former or present directors and/or officers and/or employees of Ability may have sought or might seek legal representation or consultation, as a result of having held positions in Ability with respect to the US Securities Claim and/or the SEC Subpoenas and/or the SEC Enquiry and/or the Consultations and/or any other demand and/or claim and/or investigation or enquiry connected thereto or arising therefrom (the "Additional Consultations");

G. **WHEREAS,** B. Gordon has been sued in Florida, Case Number 502016 CA 013823 *Pottash vs. Gordon* and also in Florida, Case Number 2015 CA 003339, *Levy vs. Gordon* (collectively, the "Florida Actions");

H. **WHEREAS,** Insurer issued D&O liability Policy number IN0001600891 to Ability Inc. as policyholder for the period January 1, 2016 to January 1, 2017 (the "Policy");

I. **WHEREAS,** a class action application was filed in Tel Aviv, Case Number 8482-05–16 against Ability, Hurgin, Aurovsky, B. Gordon and M. Gordon (the "Israeli Application");

J. **WHEREAS,** Ability and all of its above mentioned current and/or former

directors and/or officers and/or employees requested Insurer to confirm coverage for their potential liability and/or defense costs relating to the U.S. Securities Claim and/or the SEC Subpoenas and/or the SEC Enquiry and/or the Consultations and/or the Additional Consultations and/or the Florida Actions (jointly and severally referred to as the "U.S. Claims") and also for the Israeli Application;

K. **WHEREAS,** Insurer accepts that, subject to all Policy terms and provisions, the Israeli Application is covered by the Policy but has repudiated liability for all other civil and/or criminal proceedings including for each and every one of the U.S. Claims;

L. **WHEREAS,** Ability and/or its current and/or former directors and/or officers and/or employees, as the case may be, and each with regard to his respective interests, have disputed Insurer's above-mentioned repudiation of liability (the "Dispute");

M. **WHEREAS,** Insurer and Ability, the latter on behalf of itself and all current and/or former directors and/or officers and/or employees mentioned herein as well as any other director and/or officer and/or employee not mentioned herein, who may potentially demand cover under the Policy for any matter relating to or arising from the U.S. Claims, wish to amicably resolve the insurance dispute regarding Policy coverage, each party without accepting the allegations of its counterparty and in order to avoid the risks and costs of litigating the coverage dispute;

N. **WHEREAS,** following negotiations between Insurer and Ability, it was agreed that for full discharge of all demands, obligations and claims of Ability and any of its current or former directors and/or officers and/or employees against Insurer in respect of the U.S. Claims or any matters relating thereto or arising therefrom and without admitting liability and subject to all the undertakings and waivers set out herein, Insurer will pay Ability on behalf of itself and all its current and former directors and/or officers and/or employees the sum of $5 million ($5 million USD) (the "Agreed Sum"). For the avoidance of any doubt, payment of the Agreed Sum does not discharge Insurer from any liability for the Israeli Application which Insurer agrees is covered subject to all Policy terms, conditions provisions and exclusions.

O. **WHEREAS,** without acknowledging any liability or wrongdoing on the part of any Party, the Parties hereto desire to enter into this Agreement to effectuate a final and complete settlement of the Dispute; and

P. **NOW, THEREFORE,** for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties to this Agreement agree as follows:

<u>AGREEMENT</u>:

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. <u>Recitals</u>. The above recitals are true and correct and are hereby incorporated herein by this reference.

2. Resolution of Dispute. Except as otherwise provided herein, this Agreement resolves all disputes, disagreements and conflicts or possible disputes, disagreements, and conflicts by and among all Parties hereto, upon the terms set forth herein.

3. Settlement. As full consideration for the undertakings in this Agreement, the Parties agree to do the following:

(a) The sum of $2 million (USD) will be paid to Ability within 30 days following provision of documentary proof and confirmation by Advocate Edward P. Gilbert from the law offices of Morrison Cohen LLP ("Advocate Gilbert"), that Ability has incurred defense costs relating to the U.S. Claims (directly or through indemnification obligations to its current and/or former D&Os and/or employees) of at least $2 million.

(b) In accord with the Memorandum of Understanding between lead counsel for the plaintiffs in the U.S. Securities Claim ("Plaintiffs' Lead Counsel") and counsel for the defendants, the terms of which are incorporated herein by reference and which is attached hereto as Exhibit 1, an additional sum of $2.5 million (USD) will be paid to an escrow account established by Plaintiffs' Lead Counsel within twenty (20) days following provision of documentary proof and confirmation by Advocate Gilbert that the court has preliminarily approved of the settlement agreement fully resolving the U.S. Securities Claim. Should the settlement ultimately not become effective, the $2.5 million (USD) shall be returned to Insurer, in full, within ten (10) days. Notwithstanding any provision to the contrary in the MOU attached hereto, Ability undertakes to bear in full the costs paid or owed to the claims administrator. In any event, it is agreed that the amount which shall be returned to Insurer in the event that the settlement does not become effective, would be $2.5 million (USD) and in case a shortfall is created in the escrow account, Ability shall pay to the Insurer such shortfall from the amount of $2.5 million (USD) within ten (10) days.

(c) An additional sum of $250,000 (USD) will be paid to Ability within 30 days following delivery to Insurer's lawyers, Advocate Harry Orad from the law offices of Gross Orad & Schlimoff & Co., the original signature of Mr. Benjamin Gordon on this Discharge Agreement.

(d) An additional sum of $250,000 (USD) will be paid to Ability within 30 days following delivery to Insurer's lawyers, Advocate Harry Orad from the law offices of Gross Orad & Schlimoff & Co., the original signature of Mr. Mitchell Gordon on this Discharge Agreement.

(e) In consideration of payment of the Agreed Sum Ability and/or all of its former and current directors and officers and employees fully and finally release, waive and forfeit all of their past, present and future claims and/or demands against Insurer and its representatives, whether or not such claims and/or demands are known at the time of signing this Agreement, which are connected to or relate to or in any way involving or derive from, directly or indirectly, the U.S. Claims and any facts, circumstances, causes of action and/or allegations mentioned in the U.S. Claims. It is agreed that the Agreed Sum is the full and final amount to be paid by Insurer in respect of the U.S. Claims. Insurer will not bear any further payments in relation to the U.S. Claims, whether for compensation, interest and defense costs.

(f) Against payment of the Agreed Sum, Insurer will be fully and finally released and discharged from any liability and/or claim under the Policy arising from the U.S. Claims and/or which are connected to or relate to or in any way involving or derive from, directly or indirectly, the U.S. Claims and any facts, circumstances, causes of action and/or allegations mentioned in the U.S. Claims.

(g) The Parties agree that the Policy is the only policy issued by Insurer which could respond to the U.S. Claims and Ability waives and forfeits any claim and demand regarding the U.S. Claims or any matters relating to the U.S. Claims or arising therefrom and/or which are connected to or relate to or in any way involving or derive from, directly or indirectly, the U.S. Claims and any facts, circumstances, causes of action and/or allegations mentioned in the U.S. Claims in respect of any other policy issued by Insurer.

(h) Ability undertakes to make use of part of the Agreed Sum to satisfy reasonable indemnification demands of its current and/or former directors and/or officers and/or employees in respect of their defense costs (including consultation costs) in respect of the U.S. Claims. The allocations of payments to be made by Ability to satisfy indemnification demands shall be the sole decision and discretion of Ability.

(i) Ability agrees that it shall not agree to settlement of the U.S. Securities Claim unless such settlement also discharges all of its current and/or former directors and/or officers and/or employees from liability in respect of all matters alleged in such U.S. Securities Claim.

(j) Ability undertakes that in the event a claim or demand will be made against Insurer in respect of any of the matters included in the U.S. Claims and/or which are connected to or relate to or in any way involving or derive from, directly or indirectly, the Claims and any facts, circumstances, causes of action and/or allegations mentioned in the U.S. Claims by anyone on its behalf or in its name and/or by any of its former, present or future directors and/or officers and/or employees and/or representatives then Ability will fully hold Insurer harmless and reimburse Insurer for any damage it may sustain as a result of such claim or demand, including also for reasonable legal expenses, interest and lawyers' fees.

4. Representations: Each Party hereto represents and warrants that:

(a) it has the power and authority to enter into and perform the terms of this Agreement;

(b) the execution and delivery of this Agreement has been duly and validly authorized by all necessary actions of the Party (none of which actions has been modified or rescinded and all of which actions are in full force and effect);

(c) this Agreement constitutes a valid and binding agreement and obligation of each Party, enforceable in accordance with its respective terms;

(d) it is the owner of, or authorized agent for all rights, claims, demands, and causes of action which are being released in this Agreement and has not sold, assigned, or otherwise transferred any such claims, rights, demands or causes of action;

(e) it has had an adequate opportunity to consult with its attorney prior to entering into this Agreement and has made such investigation of facts pertaining to this Agreement and the released claims as it deems necessary; and

(f) it is not relying upon any representation, oral or otherwise, express or implied, other than those specifically set forth in this Agreement and its attached documents in agreeing to execute and deliver this Agreement.

5. Further Cooperation. The Parties agree to perform any and all lawful additional acts, including, without limitation, the execution, delivery and/or filing of additional agreements or documents, as are reasonably necessary to effectuate this Agreement. Further, the Parties agree to perform the obligations under this Agreement in good faith.

6. No Admission of Liability. It is understood and agreed by the Parties that each Party disputes any and all claims asserted against it in the Actions and that, by entering into this Agreement, no Party admits, nor shall be deemed to have admitted, any liability or wrongdoing whatsoever; nothing contained herein shall be used by any Party or any other person or entity in any litigation or proceeding for that purpose.

7. Discovery of Additional Facts: The Parties acknowledge and stipulate that the compromise and settlement which form the basis of this Agreement have been arrived at after satisfactory discovery and investigation, thorough bargaining and negotiation, and represent a mutually agreeable compromise to the matters provided herein. Each party further acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to matters encompassed by this Agreement, but it is the intention of each Party to and each Party does hereby, fully, finally, and forever settle the matters provided by this Agreement, notwithstanding the discovery or existence of any such additional facts.

8. Integration Clause: This Agreement sets forth all promises, covenants, agreements, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous negotiations, representations, understandings, inducements, conditions, and agreements, express or implied, oral or written with respect to the subject matter thereof. This Agreement may not be modified, amended, altered or supplemented except by written instrument signed by the Parties hereof.

9. Enforcement of Settlement: For any proceeding necessitated by a breach of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and costs from the breaching party in connection with such proceeding.

10. Construction of Agreement: The Parties acknowledge and agree that this Agreement is the product of draftsmanship by the Parties and therefore any rule of construction to the effect that ambiguities be resolved against the drafting party shall not apply in the interpretation and construction of this Agreement.

11. Miscellaneous.

(a) Wherever the context shall require, all words in this Agreement and the attached Exhibits in the masculine gender shall be deemed to include the feminine and neutral gender, all singular words shall include the plural, and all plural shall include the

singular;

(b) All covenants and agreements contained herein shall survive the execution of this Agreement;

(c) If, after the date hereof any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable. In lieu thereof, the Parties agree that there shall be added a provision as similar in terms and effect to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable;

(d) No waiver of any provision of this Agreement shall be valid unless in writing signed by the person against whom it is sought to be enforced. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth in this Agreement, shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same condition, promise, agreement or understanding at a future time;

(e) This Agreement may not be modified or amended other than in a writing executed by each Party hereto;

(f) Headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(g) This Agreement may be executed by facsimile or electronic signature and in multiple counterparts, each of which shall be deemed an original, but all of which together constitute but one and the same instrument; and

(h) This Agreement and all matters relating hereto are governed by the laws of Israel without giving effect to the principles thereof relating to the conflict of laws.

IN WITNESS HEREOF, each of the undersigned confirms that he or it has read this Agreement and that he or it fully understands all of its terms and that he or it has executed voluntarily in the full knowledge of its significance, on the date set forth herein.

IN WITNESS HEREOF, each has hereunto set his or its hand as of this __ day of December, 2017.

ABILITY, INC.

By: ______________________
Name: Anatoly Hurgin
Title: Chief Executive Officer

XL INSURANCE COMPANY SE

By: ______________________
Name: OWEN DACEY

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Title: SENIOR CLAIMS ADJUSTER

By: ______________________
Anatoly Hurgin, Individually

By: ______________________
Alexander Aurovsky, Individually

By: ______________________
Avi Levin, Individually

By: ______________________
Benjamin Gordon, Individually

By: ______________________
Mitchell Gordon, Individually

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